Exhibit 2

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, par value $0.01 per share, of iSecuretrac Corp., a Delaware corporation, and that this agreement be included as an exhibit to such joint filing.  This agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, each of the undersigned has executed this agreement or caused this agreement to be executed on its behalf this 11th day of September, 2012.

IST HOLDINGS, LLC

By:	/s/ Joseph M. Schwaller
Joseph M. Schwaller, manager

/s/ Joseph M. Schwaller
Joseph M. Schwaller, in his individual capacity

/s/ Roger Kanne
Roger Kanne, in his individual capacity